Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 29, 2007

On May 29, 2007, Royal Bank of Scotland, Fortis and Santander issued the following press release:

Fortis, RBS and Santander

Proposed Offer for ABN AMRO of €38.40 per ABN

AMRO Share1

PRESS RELEASE

OVERVIEW OF PROPOSED OFFER

(Details of each Bank’s plans are also set out in separate

announcements accompanying this document)

29 May 2007

Superior value for ABN AMRO shareholders

Significant benefits for customers and employees

[1]

Proposed Offer for all outstanding ABN AMRO Shares comprising €30.40 in cash plus 0.844 New RBS Shares, including €1.00 in cash to be retained by the Banks pending resolution of the LaSalle Situation, based on the price of RBS Shares of 642.5p at the close of business on 25 May 2007

29 May 2007– Fortis, RBS and Santander (collectively, the “Banks”) Offer Superior Value for ABN AMRO Shareholders, Significant Benefits for Customers and Employees

•	PROPOSED OFFER VALUES ABN AMRO AT €38.40 PER ABN AMRO SHARE

•	TOTAL VALUE OF €71.1 BILLION, WITH 79% OF CONSIDERATION IN CASH[1]

1.	Transaction expected to lead to substantial value creation

•	ABN AMRO contains good businesses widely spread across a range of attractive markets, but seeks combination with partner

•	Combined businesses expected to have enhanced market presence and growth prospects with the Banks as partners

•	Greater and more certain transaction benefits than with a single partner

2.	Banks confirm the terms of their proposed Offer

•	€30.40 in cash plus 0.844 New RBS Shares for each ABN AMRO Share[2]

•	Valued at €38.40 per ABN AMRO Share, a 13.7% premium to the value of Barclays’ proposed offer[3]

•	Total value of €71.1 billion; €8.6 billion higher than Barclays’ proposed offer[4]

•	Approximately 79% of the consideration in cash, providing greater certainty of value than Barclays’ proposed offer

•	Proposed Offer not subject to any financing condition, with capital raisings fully underwritten

•	Proposed Offer conditional, inter alia, on result of ABN AMRO shareholder vote on sale of LaSalle

•	Consideration includes €1.00 in cash to be retained by the Banks pending resolution of the LaSalle Situation

[1]	Based on undiluted number of shares, as set out in Appendix IV, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007
[2]	Including €1.00 in cash to be retained by the Banks pending resolution of the LaSalle Situation
[3]

Based on the price of Barclays ordinary shares of 712.5p at the close of business on 24 April 2007, the day before the Banks first announced details of their proposals including a price indication, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007

[4]

Based on undiluted number of shares, as set out in Appendix IV, and on the price of Barclays ordinary shares of 712.5p at the close of business on 24 April 2007, the day before the Banks first announced details of their proposals including a price indication, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007

3.	Orderly business reorganisation expected to result in stronger businesses

•

Fortis (33.8% of consideration, €24.0 billion)[1]: Will create a market leader in Benelux, while capitalising on the ABN AMRO brand, and extend the international growth potential in Fortis’ wealth and asset management platforms

•

RBS (38.3% of consideration, €27.2 billion)[1]: Will create a strengthened platform for growth outside the UK, leading corporate and institutional bank globally, leading retail and commercial bank in the US and accelerated opportunities in Asia

•	Santander (27.9% of consideration, €19.9 billion)[1]: Will create a top 3 bank in Brazil and establish retail presence in the Italian market

•	RBS will lead the reorganisation, with shared assets being managed for value

4.	Expected benefits for customers and employees

•	Customers will gain from enhanced presence, product strengths and distribution capabilities, and increased scale and efficiency

•	Consortium plan creates sustainable platforms for increased long-term job creation and enhanced opportunities for employees

•	No plans for significant offshoring of jobs

•	Fewer employees expected to lose their jobs than with Barclays’ proposals

5.	Banks expected to generate substantial transaction benefits

•	Aggregate estimated cost savings of €4.23 billion by the end of 2010

•	Aggregate estimated profit enhancements from revenue benefits of €1.22 billion by the end of 2010

•	Benefits well balanced across activities and geographic regions

6.	Banks’ extensive experience and proven track records reduce integration risk

•	Extensive knowledge of markets in which ABN AMRO has major businesses

•	Strong track records in large scale integration

•	Projected synergies based on achievable objectives

7.	Value and EPS enhancing for the Banks[2]

•	Fortis: expected to be 4.3% cash EPS enhancing by the end of 2010, expected return on investment on a cash basis of 11.2% in 2010

•	RBS: expected to be 7.3% adjusted EPS enhancing by the end of 2010, expected return on investment of 13.5% in 2010

•	Santander: expected to be 5.3% EPS enhancing by the end of 2010, expected return on investment of 12.7% in 2010

Superior value for ABN AMRO shareholders

Significant benefits for customers and employees

[1]	Share of consideration including share of consideration for shared assets, as set out in Section 2, and based on undiluted number of shares, as set out in Appendix IV
[2]	Further details are set out in Section 7

Enquiries

FORTIS
Jean-Paul Votron, Chief Executive Officer
Gilbert Mittler, Chief Financial Officer
Press: Wilfried Remans	(Brussels) +32 2 565 35 84
(Utrecht) +31 30 226 32 19
Investor Relations: Robert ter Weijden	(Brussels) +32 2 565 53 78
(Utrecht) +31 30 226 32 20

RBS
Sir Fred Goodwin, Group Chief Executive
Guy Whittaker, Group Finance Director

Press: Andrew McLaughlin	+44 131 523 2205
Investor Relations: Richard O’Connor	+44 207 672 1758

SANTANDER
Alfredo Sáenz, Chief Executive Officer
José Antonio Alvarez, Chief Financial Officer

Press: Peter Greiff / Angela Roche	+34 91 289 5211
Investor Relations: Angel Santodomingo	+34 91 259 6514

Financial Adviser to the Banks and Underwriter

MERRILL LYNCH INTERNATIONAL	+44 20 7628 1000
Matthew Greenburgh
Andrea Orcel
Henrietta Baldock
Richard Slimmon

Contents

Overview of the Banks’ Proposed Offer for ABN AMRO

Please also refer to the separate announcements issued by the Banks today.

FORTIS, RBS AND SANTANDER PROPOSED OFFER FOR ABN AMRO

1.	Transaction expected to lead to substantial value creation

ABN AMRO, the Banks believe, contains good businesses and customer franchises widely spread across a range of attractive markets. However, ABN AMRO has acknowledged the opportunity for it to deliver benefits for its customers and employees and generate growth and additional value for its shareholders by combining with a partner and selling parts of the ABN AMRO Group.

Because of the Banks’ comprehensive strategic fit with ABN AMRO across its activities, the Banks expect that, following their acquisition of ABN AMRO, they will be able to create stronger businesses with enhanced market presence and growth prospects, leading to substantial value creation and benefits for shareholders, customers and employees.

The Banks have the financial and management resources to invest in and grow ABN AMRO’s businesses and have proven records of growing their own businesses. Implementation of the Banks’ respective measures to realise projected synergies is expected to enhance profitability and allow the Banks to invest further in customer-facing areas, as they have done in their own businesses. The Banks together expect to deliver benefits for ABN AMRO stakeholders which they believe no single buyer of ABN AMRO could match.

The Banks believe that, because of their collective presence in and understanding of the broad range of markets in which ABN AMRO operates, and because of their proven track records of successful acquisitions and delivery of promised results, their acquisition of ABN AMRO will have lower integration risk than its acquisition by a single buyer.

2.	Banks confirm the terms of their proposed Offer

The Banks confirm today the terms of their proposed Offer for ABN AMRO. The Banks are convinced that the proposed Offer provides the best outcome for shareholders, employees and other stakeholders of ABN AMRO and would prefer to secure a recommendation by the Boards of ABN AMRO.

The Banks would therefore still welcome the opportunity of agreeing with ABN AMRO and Bank of America a way forward that meets the interests of shareholders, employees and other stakeholders of all parties.

The Banks intend to offer, through their acquisition vehicle RFS Holdings, for each ABN AMRO Share (subject to the pre-conditions set out in Appendix II):

€38.40 per ABN AMRO Share, 13.7% above the value of Barclays’ proposed offer1

Comprising €30.40 in cash plus 0.844 New RBS Shares

Of the proposed Offer amount, €1.00 in cash will be deferred pending resolution of the LaSalle Situation. Further details of this Contingent Consideration are set out in Section 8 below.

Approximately 79% of the proposed Offer consideration will be payable in cash.

The pre-conditions to the proposed Offer include that the Dutch Supreme Court upholds the preliminary ruling of the Dutch Enterprise Chamber that the consummation of the Bank of America Agreement must be approved by ABN AMRO shareholders by the requisite vote at the ABN AMRO EGM. In these circumstances, the proposed Offer will then be conditional upon ABN AMRO shareholders having failed to approve the Bank of America Agreement at that meeting. This is further discussed in Section 8 below. The pre-conditions to the proposed Offer are set out in Appendix II.

The Banks’ proposed Offer will not be subject to any financing condition or to the disposal of any businesses by any Bank including the ABN AMRO businesses being acquired. On the basis of and subject to the terms and conditions of agreements entered into with each of the Banks, Merrill Lynch, together with certain other major international financial institutions, has undertaken to underwrite the following issues of securities by each of the Banks.

Fortis intends to raise €15 billion of new equity financing via a rights issue and up to €5 billion of new Tier 1 capital, and to release up to €8 billion of capital.2 Under the terms of the proposed Offer, RBS would issue New RBS Shares with an aggregate value of approximately €15 billion to ABN AMRO shareholders. RBS also intends to raise approximately €6 billion of new non-dilutive Tier 1 capital and to finance the remainder of its share of the consideration through internal resources. Santander intends to raise approximately €9.5-10 billion of new equity financing via a rights issue and mandatorily convertible instruments, amounting to approximately half of its share of the consideration, and to finance the remainder through balance sheet optimisation, including leverage, incremental securitisation and asset disposals.

[1]

Based on the price of Barclays ordinary shares of 712.5p at the close of business on 24 April 2007, the day before the Banks first announced details of their proposals including a price indication, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007

[2]	Including sale of non-core assets, securitisation and other similar transactions

Further information about the proposed Offer, including the terms and conditions to which it is subject, can be found in the Appendices to this announcement. In particular, a summary of the financing for the proposed Offer can be found in Appendix I and further information is included in the separate announcements issued by the Banks today. Further details of the New RBS Shares and the treatment of ABN AMRO’s Convertible Financing Preference Shares, Formerly Convertible Preference Shares and Options can also be found in Appendix I.

3.	Orderly business reorganisation resulting in stronger businesses

The Banks have entered into an agreement which relates to the proposed Offer for ABN AMRO, their shareholdings in RFS Holdings and the planned reorganisation of ABN AMRO.

RBS will lead the Banks’ orderly reorganisation of ABN AMRO and assume the lead responsibility for ensuring that ABN AMRO is managed in compliance with all applicable regulatory requirements from completion of the proposed Offer.

Objective of reorganisation

The objective of the orderly reorganisation following completion of the proposed Offer will be to result in the following ownership:

•	Fortis: Business Unit Netherlands (excluding former Dutch wholesale clients, Interbank and DMC Consumer Finance), Business Unit Private Clients globally, Business Unit Asset Management globally

•

RBS: Business Unit North America including LaSalle, Business Unit Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil), Business Unit Asia (excluding Saudi Hollandi) and Business Unit Europe (excluding Antonveneta)

•	Santander: Business Unit Latin America (excluding wholesale clients outside Brazil), Antonveneta, Interbank and DMC Consumer Finance

•	Shared Assets: Head Office and central functions, private equity portfolio, stakes in Capitalia and Saudi Hollandi, and Prime Bank

Consideration to be paid and estimated profit

The following table sets out the share of the consideration to be provided by each Bank and the estimated 2006 profit before tax attributable to the businesses being acquired.

	Consideration*	Share of consideration	Profit before tax**
Fortis	€24.0bn	33.8%	€1.68bn
RBS	€27.2bn	38.3%	€1.72bn
Santander	€19.9bn	27.9%	€1.55bn

Total	€71.1bn	100.0%	€4.95bn

*	Based on undiluted number of shares, as set out in Appendix IV.
**	Excludes €0.05 billion of profit before tax relating to central functions and shared assets. These estimates are based on the 2006 Annual Report & Accounts of ABN AMRO adjusted for certain restructuring costs and other one-off or non-recurring items and on the estimates of the Banks. As the reorganisation of the ABN AMRO Group as set out above does not correspond precisely to the Business Unit definitions in ABN AMRO’s 2006 Annual Report & Accounts, these estimates are not audited and may not be accurate. Any inaccuracies may, in limited circumstances, following completion of the proposed Offer, be addressed in accordance with the terms of the arrangements between the Banks, but will not affect the terms of the proposed Offer. Further details on the calculation of these figures are set out in Appendix IV.

Management and reorganisation

Immediately upon completion of the proposed Offer, ABN AMRO will become a subsidiary undertaking of RBS, owned jointly by the Banks through RFS Holdings. Immediately following completion, the structure and operation of ABN AMRO will remain unchanged. A limited number of senior appointments will be made by the Banks to the Managing Board and the Group Business Committee. The Banks’ immediate priority will be to ensure that the organisation continues to provide high quality service to its customers and to meet all regulatory requirements.

During the first 45 days after completion of the proposed Offer, the Banks will work with the management of ABN AMRO to verify and expand the information received from, and assumptions made on the basis of, the limited due diligence access granted before completion. Within 45 days of completion of the proposed Offer, the Banks intend to have validated a base-lined plan for the achievement of synergies and for the separation and transfer of the ABN AMRO businesses to the respective Banks. This plan will form the basis for continued consultation with employee bodies and regulators with whom there have already been extensive discussions as part of an ongoing process. Implementation of the plan will begin only when the necessary approvals have been received.

The Banks intend that, as an interim step towards the separation of the ABN AMRO businesses, ABN AMRO will be reorganised into three units containing the businesses that will ultimately be transferred to the respective Banks. A fourth unit will contain shared assets regarded as non-strategic.

Thereafter, as soon as reasonably practicable, certain businesses which can readily be separated will be legally transferred to the respective Banks. Fortis and RBS will work together to separate the Netherlands retail and commercial banking operations from the global wholesale banking operations. The former will be transferred to Fortis while the latter will be owned by RBS. The separation and transfer of businesses will be subject to regulatory approval and appropriate consultation processes with employees, employee representatives and other stakeholders.

IT systems will in general be separated and transferred with the businesses they support. However, the Banks will take advantage of opportunities to create greater economic value by sharing platforms.

During the reorganisation, the Banks will retain a shared economic interest in all central functions (including Head Office functions) that provide support to ABN AMRO Group businesses. The Banks will also retain shared economic interests in certain assets and liabilities of ABN AMRO which the Banks regard as non-strategic. These include ABN AMRO’s private equity portfolio, its stakes in Capitalia and Saudi Hollandi, and Prime Bank. These are expected to be disposed of over a period of time with a view to maximising value.

The Banks believe that the structure they intend to implement following completion of the proposed Offer will strengthen the ABN AMRO businesses and not expose them, their capital or their customers to any additional risk.

The Banks believe that holders of ABN AMRO’s debt securities will, in general, benefit from the expected positive impact of the transaction on ABN AMRO’s credit profile.

At the outset, the entire portfolio of ABN AMRO derivative transactions will be managed to ensure that all the derivative risk management needs of the component ABN AMRO businesses are satisfied. In time, there will be an orderly migration of transactions to the appropriate trading entities in line with normal novation or assignment processes. RBS, through its integration of NatWest, has demonstrated its ability to successfully manage these processes.

Outcome of reorganisation

The reorganisation will allow each Bank to enhance the ABN AMRO businesses that it acquires and achieve significantly strengthened positions in its markets, leading to greater opportunities for growth in those markets. In summary:

Fortis:

•	Creation of a top European financial institution with:

-	More than 80,000 employees worldwide

-	Total banking and insurance net profit of more than €5.5 billion (among the top five in the Eurozone)

-	2,500 retail branches and 145 business centres across Europe

•	Unique opportunity to strengthen Benelux core competencies:

-	Creates a market leader, with more than 10 million customers in the Benelux region alone

-	Benelux #1 in retail and commercial banking

-	Superior customer reach and skills in commercial banking, such as leasing and factoring

-	Capitalising on both ABN AMRO’s and Fortis’ brands in the Netherlands

•	Extension of international wealth management growth engine:

-	3rd largest European private bank with more than €200 billion AUM

-	One integrated network and a large European and Asian footprint

-	A dedicated, broad and differentiated service offering for high net worth and ultra high net worth clients

•	Expansion of asset management growth platform:

-	Top tier European asset manager with more than €300 billion AUM globally

-	Benefiting from a larger geographic footprint and enhanced offering to third-party distributors

-	The combined product range expected to reach top quartile position across many asset classes and achieve scale in core growth products

RBS:

•	Strengthens RBS’s platform for growth outside UK

•	Accelerates RBS’s existing plans for growth in US and Asia

•	RBS Global Banking & Markets and ABN AMRO Global Wholesale Businesses:

-	Leading corporate and institutional banking and markets business, with global reach and capability

-	Well diversified by customer, product and geography

-	Complementary product strengths and customer franchises

-	Top 5 across broad range of corporate banking products

-	Benefits from cash management and trade finance platform

-	#1 in UK and Europe, #5 in US and Asia (excluding Japan), by client numbers

•	Citizens and LaSalle:

-	Complementary retail and commercial businesses

-	Enhanced distribution of Global Banking & Markets products in US

-	Excellent geographic fit in large and attractive market

-	RBS America 5th largest banking business in US by assets

•	RBS and ABN AMRO International Retail Businesses in Asia and Middle East:

-	Enhanced and extended opportunities for growth, particularly in credit cards and affluent banking

Santander:

•	Brazil:

-	Creates a top 3 bank by network and loans, benefiting from enhanced economies of scale

-	High geographical and product complementarity between both franchises (Banco Real and Santander Banespa)

-	High degree of value creation through in-market synergies

-	Low integration risk; Santander Banespa’s fully scaleable IT system is prepared for the migration of Banco Real

•	Italy:

-	Antonveneta is a strong franchise in an attractive market

-	Efficiency improvements from the migration to Partenon, Santander’s proprietary IT system

-	Potential to improve commercial performance (e.g. mortgage lending, consumer finance, retail mutual funds)

-	Good platform from which to grow organically

•	Interbank and DMC (consumer finance in the Netherlands):

-	Full integration into Santander Consumer Finance, which is already present in 14 European countries including the Netherlands

4.	Expected benefits for customers and employees

The Banks expect that the stronger businesses created by combining ABN AMRO’s businesses with their own complementary operations will generate benefits for customers. The enhanced presence, product strengths and distribution capabilities of these strengthened businesses are expected to deliver benefits to customers, who will also gain from the increased scale and efficiency of the businesses that serve them. The business reorganisation will be handled in an orderly fashion designed to ensure continuity of customer service. A key principle of the implementation plan agreed among the Banks is that there should be minimal disruption to customer-facing activities.

The Banks believe that the stronger businesses resulting from the transaction will also create sustainable platforms for increased job creation and enhanced opportunities for employees. The Banks’ track records in this regard are excellent, demonstrating organic growth in employment built on strong business foundations.

The realisation of the expected transaction benefits will entail some initial reduction in staff, not all of which will be in ABN AMRO. The Banks have no plans, however, to increase the number of off-shored jobs significantly. As a result, the Banks expect that fewer employees will be affected than under the Barclays proposal.

The Banks intend to retain the best talent through a fair appointment process based on merit and competencies. The Banks are committed to continue working with works councils, trade unions and other representative bodies to agree the most constructive approach. Existing Social Plans and Collective Labour Agreements will be honoured.

The Banks also intend to create significant numbers of new positions in the Netherlands, through investment in a number of significant businesses. Within the Netherlands and other appropriate territories, an employment office will be created to identify redeployment opportunities for staff across the operations of the Banks. The Banks’ firm intention is that any job losses in the Netherlands will be accommodated through natural turnover, redeployment and voluntary redundancy.

5.	Banks expected to generate substantial transaction benefits

The Banks believe that the inclusion within their groups of ABN AMRO’s businesses will create substantial value for shareholders through cost savings and revenue benefits.

In 2006, ABN AMRO’s cost:income ratio was 69.6%, compared to 61.2% for Fortis Bank, 42.1% for RBS and 48.5% for Santander. The Banks believe that the combinations of complementary and overlapping businesses will enable substantial de-duplication cost savings.

In aggregate, it is expected that cost savings will reach approximately €4.23 billion by the end of 2010. The cost savings expected to be achieved by each Bank and the anticipated integration costs are as follows:

	Cost savings per annum	Integration costs
Fortis	€1.15bn	€1.54bn
RBS	€2.01bn	€3.84bn
Santander	€0.86bn	€1.00bn
Shared Assets	€0.21bn	€0.43bn

Total	€4.23bn	€6.81bn

Whilst the clear cost-saving opportunities underpin the potential value creation, the Banks also believe that there are considerable opportunities for them to create sustainable increases in profitable revenue growth.

The Banks believe that limited scale and resources, combined with a lack of focus, have made it difficult for ABN AMRO to take advantage of the many growth opportunities across its broad range of attractive but widely-spread franchises, products and geographies. The combination of complementary businesses and capabilities will create additional opportunities for growth which are not available to ABN AMRO alone, or to any single buyer. The Banks have the resources to capitalise on these opportunities for growth.

It is estimated that the aggregate revenue benefits identified by the Banks, net of associated costs and bad debts, before tax, will be approximately €1.22 billion by the end of 2010, split as follows:

Profit from revenue benefits per annum
Fortis	€0.19bn
RBS	€0.85bn
Santander	€0.18bn

Total	€1.22bn

The details of the anticipated cost savings and revenue benefits as they apply to each of the businesses to be acquired by the Banks are set out in each Bank’s separate announcement.

The figures set out above are preliminary and are based on assumptions the Banks believe to be conservative.

6.	Banks’ extensive experience and proven track records reduce integration risk

The Banks, collectively, have extensive experience in, and understanding of, ABN AMRO’s major businesses and geographies. By concentrating on their respective areas of expertise and by dividing the integration tasks among themselves, the Banks expect to reduce significantly overall integration risk relative to a single buyer with limited experience across ABN AMRO’s activities and a limited track record in large scale integrations.

Each of the Banks has a strong track record of successful integrations of acquired businesses, including delivery of promised transaction benefits. Benefits promised and delivered in the Banks’ previous largest transactions are set out below:

	Transaction	Total promised		Total delivered
Fortis	Generale Bank	€675m		€861m	(+28%)
RBS	NatWest	£1,420m		£2,030m	(+43%)
Santander	Abbey National	€300m	*	€425m	(+42%)

*	Promised by end of second year after completion of the transaction

In the acquisition of ABN AMRO by the Banks, the Banks believe their projected synergies are based on achievable objectives. Most of the estimated transaction benefits are expected to result from cost savings which are based on conservative estimates that are in line with past achievements. The Banks expect that a substantial proportion of the cost savings estimated by the Banks will result from de-duplication of overlapping activities. They are not dependent on aspirations to achieve top quartile cost:income ratios or on a substantial off-shoring of functions.

7.	Value and EPS enhancing for the Banks

Fortis

Allowing for the acquisition of the relevant ABN AMRO businesses, Fortis Bank’s Tier 1 capital ratio is expected to be close to 6.7% immediately after the transaction.

Based on Fortis’ forecasts for business growth and transaction benefits, the acquisition is expected to lead to 4.3%1 accretion in cash earnings per share in 2010 and to produce a return on investment on a cash basis of 11.2%2 in 2010.

RBS

Allowing for the acquisition of the relevant ABN AMRO businesses, RBS’s Tier 1 capital ratio is expected to be approximately 7.2%3 at the end of 2007.

Based on RBS’s forecasts for business growth and transaction benefits, the acquisition is expected to lead to 7.3%4 accretion in adjusted earnings per share in 2010 and to produce a return on investment of 13.5%2 in 2010.

Santander

Allowing for the acquisition of the relevant ABN AMRO businesses, Santander’s Tier 1 capital ratio is expected to be in excess of 7% at the end of 2007, assuming that there is a full consolidation of acquired businesses by end 2007.

Based on Santander’s forecasts for business growth and transaction benefits, the acquisition is expected to lead to 5.3% accretion in earnings per share in 2010 and to produce a return on investment of 12.7%5 in 2010.

8.	LaSalle

The pre-conditions to the proposed Offer include that the Dutch Supreme Court upholds the preliminary ruling of the Dutch Enterprise Chamber to the effect that the consummation of the Bank of America Agreement must be approved by ABN AMRO shareholders by the requisite vote at the ABN AMRO EGM. In these circumstances, the proposed Offer will then be conditional upon ABN AMRO shareholders having failed to approve the Bank of America Agreement at that meeting.

[1]	Adjusted for purchased intangibles amortisation
[2]	Return on investment defined as profit after tax plus post-tax transaction benefits over consideration plus post-tax integration costs. Adjusted for purchased intangibles amortisation
[3]	On a pro forma proportional consolidated basis Tier 1 ratio is 7.1%
[4]	Adjusted for purchased intangibles amortisation and integration costs
[5]	Expected 2010 earnings (including synergies) divided by consideration for ABN AMRO businesses plus NPV of amortisation of Antonveneta acquired intangibles

Given that the Banks cannot be sure of the timing of the Dutch Supreme Court ruling or of the ABN AMRO EGM (for example, the ABN AMRO EGM could be held before the Dutch Supreme Court has made its ruling), the ABN AMRO EGM vote is also a pre-condition to the proposed Offer. The Banks also reserve the right to make their proposed Offer conditional on the Dutch Supreme Court upholding the preliminary ruling of the Dutch Enterprise Chamber if the Banks wish to make the proposed Offer and post Offer documentation to ABN AMRO shareholders before the Dutch Supreme Court has issued its decision.

The pre-conditions and conditions to the proposed Offer are set out in Appendices II and III respectively.

The Banks have held amicable discussions with Bank of America. These have not resulted in agreement. The Banks would still welcome the opportunity of agreeing with ABN AMRO and Bank of America a way forward that meets the interests of shareholders, employees and other stakeholders of all parties.

However, in light of the uncertainty surrounding the LaSalle Situation, payment of €1.00 of the cash consideration offered in respect of each ABN AMRO Share will be deferred (the “Contingent Consideration”).

From the Contingent Consideration will be deducted 95% of all costs (including damages) incurred by the Banks, ABN AMRO, or any of their respective affiliates associated with or resulting from settling, paying damages relating to, or insuring against, the LaSalle Situation, or otherwise in connection with any agreement with Bank of America. The Contingent Consideration, less such deductions, plus (from completion of the proposed Offer and subject to any required regulatory approval) interest on the balance less deductions, will be paid following a final and binding settlement of, or a final non-appealable court judgement in relation to, the LaSalle Situation, or following the outstanding issues with Bank of America being resolved. The Contingent Consideration will be paid in cash to ABN AMRO shareholders whose shares are exchanged in the proposed Offer. However, if the total of such deductions is greater than or equal to the Contingent Consideration, no Contingent Consideration will be paid, and any costs exceeding the Contingent Consideration will be borne by the Banks.

If the LaSalle Situation is still outstanding following completion of the proposed Offer, and depending on the Banks’ assessment of the situation at the time, the Banks reserve the right to continue with the sale of LaSalle to Bank of America on the terms of the Bank of America Agreement. In this unlikely situation, the Contingent Consideration would not be paid to ABN AMRO shareholders.

Further details of the Contingent Consideration will be set out in the Offer documentation.

In light of the protections set out above, the Banks acknowledge that litigation and material adverse change conditions to the proposed Offer cannot be invoked in respect of the LaSalle Situation.

If the Dutch Supreme Court, or any final court decision, fails to uphold, or otherwise reach the same conclusion as, the preliminary ruling of the Dutch Enterprise Chamber that the consummation of the Bank of America Agreement requires ABN AMRO shareholder approval or if ABN AMRO shareholders approve the Bank of America Agreement at the ABN AMRO EGM, the Banks’ proposed Offer will not proceed (unless these conditions or pre-conditions are waived). However, the Banks reserve the right to make a new offer for ABN AMRO (excluding LaSalle) in these circumstances. Notwithstanding the foregoing, no decision has been made in this regard and there can be no certainty that any new offer would be made at all or, if made, there can be no certainty as to the financial and other terms and conditions of such offer.

9.	Regulatory process

RBS will take the lead responsibility for ensuring that ABN AMRO is managed in compliance with applicable regulatory requirements. Fortis and Santander will support RBS with relevant specialist expertise whenever appropriate.

The stability of the financial system is of paramount concern to each of the Banks and they have the utmost confidence that the system will be strengthened as a result of the proposed transaction.

On completion of the proposed Offer, ABN AMRO will initially remain structurally unchanged. A limited number of senior appointments are to be made as soon as practicable by the Banks to the Managing Board and the Group Business Committee.

During the first 45 days after completion of the proposed Offer, the Banks will work with the management of ABN AMRO to verify and expand the information received from and assumptions made on the basis of the limited due diligence access granted before completion. Within 45 days of completion of the proposed Offer, the Banks intend to have validated a base-lined plan for the achievement of synergies and for the separation and transfer of the ABN AMRO businesses to the respective Banks. This plan will form the basis for consultation with employee bodies and regulators. Implementation of the plan will begin only when the necessary approvals have been received.

The Banks firmly believe that they can satisfy the requirements of the regulators, as they have been able to do in all of their previous acquisitions.

DNB, the FSA, the BFIC, the Bank of Spain, the AFM, Euronext Amsterdam and the Social-Economic Council (Sociaal-Economische Raad) have been informed of the Banks’ proposals.

The Banks will seek to obtain all necessary regulatory and competition approvals and clearances and will undertake all requisite employee consultation and information processes as soon as practicable. Accordingly, clearance for the proposed Offer will be sought from the Dutch Ministry of Finance and relevant central banks.

The Banks have discussed the proposed transaction with regulatory authorities in their respective home markets including Belgium, the Netherlands, Spain and the UK. In addition, the Banks have identified change of control notifications or approvals in a number of jurisdictions.

10.	Process and next steps

Offer documentation to ABN AMRO shareholders will be published as soon as practicable following the satisfaction or waiver of the pre-conditions to the proposed Offer set out in Appendix II.

When made, completion of the proposed Offer will be subject to the satisfaction or waiver of certain proposed Offer conditions customary for transactions of this type and certain other proposed Offer conditions including those summarised in Appendix III.

If the proposed Offer is declared unconditional and completed, depending on the number of ABN AMRO Shares tendered and purchased in the proposed Offer, the Banks intend to acquire the ABN AMRO Shares they do not own after completion of the proposed Offer, either by initiating the squeeze-out procedures permitted by applicable law, effecting a legal merger or in any other manner permitted by law. In addition, it is intended that ABN AMRO’s listings of ordinary shares and Formerly Convertible Preference Shares on Eurolist by Euronext Amsterdam N.V., and of the ABN AMRO ADSs on the NYSE, will be terminated. Finally, provided the relevant conditions are satisfied, the Banks will procure that ABN AMRO deregisters and terminates its reporting and other obligations under the US Securities Exchange Act of 1934, as amended.

Next Steps

It is currently expected that amongst others the following will be achieved during July / August of 2007 (reviewing authority in brackets):

•	Publication and filing of the Offer document (including AFM and SEC)

•	Filing of the US registration statement for the issuance of the New RBS Shares pursuant to the Offer (SEC)

•	Publication of the prospectus by RBS for the issue of New RBS Shares (FSA)

•	Publication of prospectuses by Fortis and Santander in connection with their respective planned equity issuances (CBFA, AFM and Banco de España, respectively)

•	Publication of shareholder circulars by RBS and Fortis in connection with shareholder approval of the transaction and for Fortis also to approve the equity issue (FSA, CBFA and AFM, respectively)

•	Equity fundraisings by Fortis and Santander

It is currently expected that Extraordinary General Meetings of shareholders of the Banks in connection with the transaction will be held in July / August of 2007. In addition there will be one or more Extraordinary General Meetings of ABN AMRO shareholders in connection with the transaction.

The Banks are working towards and currently expect commencement of the Offer on or before 13 August 2007, subject to satisfaction of the pre-conditions to the proposed Offer.1 It is currently expected that completion of the Offer will be achieved in the fourth quarter of 2007.

The Banks will make a further statement in or before the week of 2 July 2007 providing a further timetable for the proposed Offer.

The order and timing of the events above are illustrative only and may be subject to change.

[1]

Consequently, an extension of the 6 weeks period referred to in article 9g (3) of the Decree, which would otherwise end on 10 July 2007, is required. The AFM has agreed to grant the Banks such an extension. The period of the extension shall be set by the AFM after consultation with the Banks in the week of 2 July 2007 taking into account the relevant circumstances then prevailing in respect of the proposed Offer including the progress made with the approval processes of the Offer documentation (as specified above). The extension granted will be disclosed by the Banks in an announcement on the date of the extension in the week of 2 July 2007.

Investor and Analyst Information

PRESENTATION TO ANALYSTS AND INVESTORS

A meeting for analysts and institutional investors will be hosted by Jean-Paul Votron, Fortis Chief Executive, Sir Fred Goodwin, RBS Group Chief Executive and Alfredo Sáenz, Santander Chief Executive.

•	Venue: 280 Bishopsgate, London, EC2M 4RB

•	Date & Time: 29 May 2007 8.30am – 10.15am (BST) (9.30am – 11.15am (CET)) for a prompt start. Registration will commence at 8.00am

Please note, as seating is limited, it may be necessary to restrict the number of attendees from each institution.

•	Slide presentation packs will be available on the Banks’ websites shortly

If you are unable to attend the meeting in person, you can listen through any of the following options:

•	A live webcast of the event available on:

-	www.emincote.com/consortium001/default.asp

-	Details will also be available on the Banks’ websites

•	www.rbs.com

•	www.fortis.com

•	www.santander.com

•	A live conference call by dialling:

- UK Toll:	+44 207 138 0811
- UK Toll free:	0800 028 7847
- US Toll:	+1 718 354 1193
- US Toll free:	1888 893 9532
- Spain Toll:	+34 914 533 434
- Spain Toll free:	800 099 465
- Netherlands Toll:	+31 20 713 2789
- Netherlands Toll free:	0800 026 0068

•	There will be a replay facility on the investor presentation. This can be accessed by dialling:

- UK Toll:	+44 207 806 1970
- UK Toll free:	0800 559 3271
- US Toll:	+1 718 354 1112
- US Toll free:	1 866 883 4489
- Spain Toll:	+34 917 889 869
- Netherlands Toll:	+31 20 713 2791
- Netherlands Toll free:	0800 027 0028
- Passcode for replay:
• English:	4945328#
• Spanish:	3089460#

The webcast provides an opportunity to listen remotely to the live presentation. You may join in the Q&A presentation by using the live conference call.

Press Information

PRESS CONFERENCE

The Banks will hold a press conference for members of the media in London.

The press conference will be hosted by Jean-Paul Votron, Fortis Chief Executive, Sir Fred Goodwin, RBS Group Chief Executive and Alfredo Sáenz, Santander Chief Executive.

The details of the press conference are as follows:

•	London Venue: 280 Bishopsgate, London, EC2M 4RB

•	Date & Time: 29 May 2007 2.00pm – 3.00pm (BST) (3.00pm – 4.00pm (CET))

If you are unable to attend the meeting in person, you can listen through any of the following options:

•	A live webcast of the event available on:

-	www.emincote.com/consortium001/default.asp

-	Details will also be available on the Banks’ websites

•	www.rbs.com

•	www.fortis.com

•	www.santander.com

•	A live conference call by dialling:

- UK Toll:	+44 207 138 0811
- UK Toll free:	0800 028 7847
- US Toll:	+1 718 354 1193
- US Toll free:	1888 893 9532
- Spain Toll:	+34 914 533 434
- Spain Toll free:	800 099 465
- Netherlands Toll:	+31 20 713 2789
- Netherlands Toll free:	0800 026 0068

•	A live video conference for journalists in Madrid.

-	Please call +34 289 5221 for information

•	There will be a replay facility on the media call. This can be accessed by dialling:

- UK Toll:	+44 207 806 1970
- UK Toll free:	0800 559 3271
- US Toll:	+1 718 354 1112
- US Toll free:	1 866 883 4489
- Spain Toll:	+34 917 889 869
- Netherlands Toll:	+31 20 713 2791
- Netherlands Toll free:	0800 027 0028
- Passcode for replay:
• English:	4270111#
• Spanish:	9849777#

•	The webcast provides an opportunity to listen remotely to the live presentation. You may join in the Q&A presentation by using the live conference call.

•	Broadcast media who wish to access live transmission for the press conference should contact the respective press offices or email mediarelations@rbs.co.uk for details.

•

Time constraints in the schedule will restrict the availability of the Principals for broadcast interviews. Broadcast media who wish to request an interview should contact the respective press offices or email mediarelations@rbs.co.uk. Satellite links and ISDN lines are available for broadcast interviews.

•	For logistical reasons, no camera teams or photographers will be allowed in the conference rooms

Important Information

This announcement is an announcement as defined in article 9g(1) a in fine of the Decree. In connection with the proposed Offer, RBS expects to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Other Information

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

Fortis Bank SA/NV, which is authorised and regulated in Belgium by the CBFA, Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the FSA, and Fox-Pitt, Kelton Ltd, which is authorised and regulated in the United Kingdom by the FSA, are acting as financial advisers to Fortis. Fortis Bank SA/NV, Greenhill & Co. International LLP and Fox-Pitt, Kelton Ltd are acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis for providing the protections afforded to their respective customers nor for providing advice to any other person in relation to the proposed Offer. Fortis Bank SA/NV and Greenhill & Co. International LLP are acting as financial adviser in connection with the transaction and Fox-Pitt, Kelton Ltd is acting as financial adviser in connection with the financing of the transaction.

The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.

Santander Investment, S.A., which is authorised and regulated in Spain by the Banco de España and the Comisión Nacional del Mercado de Valores, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Santander Investment, S.A. nor for providing advice to any other person in relation to the proposed Offer.

NIBC Bank N.V., which is authorised and regulated in the Netherlands by the AFM and DNB, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of NIBC Bank N.V. nor for providing advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

APPENDIX I

OTHER PROPOSED OFFER DETAILS

Further information on the terms of the proposed Offer

ABN AMRO shareholders are expected to be entitled to receive and retain the ABN AMRO interim dividend in respect of 2007 (expected to be paid on 27 August 2007).

The terms of the proposed Offer exclude the ABN AMRO 2007 interim dividend which has been assumed to be €0.55 per ABN AMRO Share. If the actual ABN AMRO 2007 interim dividend differs from this assumption, the Banks reserve the right, at their discretion, to make an appropriate adjustment to the terms of the proposed Offer. The Offer consideration will be reduced to reflect the gross effect of any dividends (other than the ABN AMRO 2007 interim dividend up to €0.55), distributions (including, inter alia, shareholders’ meetings attendance premiums), share splits, share dividends or analogous transactions effective from the date hereof until the date on which tendered ABN AMRO Shares are accepted for exchange (both dates included).

Financing of the proposed Offer

Under the terms of the proposed Offer, RBS intends to issue New RBS Shares to ABN AMRO shareholders and holders of ABN AMRO ADSs and to provide a portion of the cash consideration. Fortis and Santander intend to issue equity to raise cash which will be used, together with cash from other sources, to satisfy their respective portions of the consideration payable to ABN AMRO shareholders and holders of ABN AMRO ADSs under the terms of the proposed Offer. All three banks intend to issue Tier 1 capital instruments to raise cash.

The Banks’ proposed Offer will not be subject to any financing condition or to the disposal of any businesses by any Bank including the ABN AMRO businesses being acquired. On the basis of and subject to the terms and conditions of agreements entered into with each of the Banks, Merrill Lynch, together with certain other major international financial institutions, has undertaken to underwrite the following issues of securities by each of the Banks.

Fortis intends to raise €15 billion of new equity financing via a rights issue and up to €5 billion of new Tier 1 capital, and to release up to €8 billion of capital. Under the terms of the proposed Offer, RBS would issue New RBS Shares with an aggregate value of approximately €15 billion to ABN AMRO shareholders. RBS also intends to raise approximately €6 billion of new non-dilutive Tier 1 capital and to finance the remainder of its share of the consideration through internal resources. Santander intends to raise approximately €9.5-10 billion of new equity financing via a rights issue and mandatorily convertible instruments, amounting to approximately half of its share of the consideration, and to finance the remainder through balance sheet optimisation, including leverage, incremental securitisation and asset disposals.

New RBS Shares

Application will be made to the FSA for the New RBS Shares to be admitted to the Official List and to the LSE for such shares to be admitted to trading on the LSE’s main market for listed securities.

It is expected that trading on the LSE will become effective and dealings, for normal settlement, will begin shortly following the date on which it is announced that all conditions to the proposed Offer have been satisfied or waived.

The offer and sale of the New RBS Shares will be registered with the SEC. It is expected that an application will be made to list the New RBS Shares, in the form of ADSs, on the NYSE.

RBS Shares are only listed on the Official List. However, certain preference shares of RBS are traded in the United States through a NYSE-listed ADR programme, with The Bank of New York as the depositary and paying agent.

Further details on settlement, listing and dealing will be included in the Offer documentation. The New RBS Shares will be issued credited as fully paid and will rank pari passu in all respects with existing RBS ordinary shares and will be entitled to all dividends and other distributions declared or paid by RBS by reference to a record date on or after completion of the proposed Offer but not otherwise. RBS intends to pay dividends semi-annually. It is expected that the record date for the interim dividend declared by RBS in respect of 2007 will be before completion of the proposed Offer.

Further details of the rights attaching to the New RBS Shares and a description of any material differences between the rights attaching to those shares and the ABN AMRO Shares will be set out in the Offer documentation.

Convertible preference shares

The Banks intend to make a proposal for all the depositary receipts representing the issued and outstanding Convertible Financing Preference Shares consistent with the terms of the prospectus dated August 31, 2004 relating to the Convertible Financing Preference Shares.

A cash offer will be made for the issued and outstanding Formerly Convertible Preference Shares of €26.50, the closing price on 25 May 2007. The aggregate consideration payable for the Formerly Convertible Preference Shares will be in the region of €1.2 million.

Options

If permissible under the applicable plans, holders of Options will be offered the ability to exercise their Options and accept the proposed Offer.

RFS Holdings

It is intended that the proposed Offer will be made through RFS Holdings, a company owned by the Banks and organised and existing under Dutch law. Each of the Banks will have representation on the board of RFS Holdings. Under the terms of the consortium agreement entered into by the Banks, RFS Holdings will be funded by the Banks to settle the cash portion of the consideration and will procure the issue to ABN AMRO shareholders by RBS of the New RBS Shares.

Option for shareholders to convert New RBS Shares into ADSs

Holders of ABN AMRO ADSs will be offered €30.40 cash plus 0.844 New RBS Shares per ABN AMRO ADS under the terms of the proposed Offer, including €1.00 in cash to be retained by the Banks pending resolution of the LaSalle Situation. RBS intends to facilitate a custodial arrangement prior to completion of the transaction which will allow former US holders of ABN AMRO Ordinary Shares and former holders of ABN AMRO ADSs to hold and trade the New RBS Shares issued to such holders. Under this arrangement, such shareholders will be able to elect to convert their dividends into US dollars.

Prior to completion of the proposed Offer, RBS expects to establish an ADS programme in the United States. US holders of ABN AMRO Ordinary Shares or holders of ABN AMRO ADSs who receive New RBS Shares under the proposed Offer are expected to be able to deposit such New RBS Shares in exchange for new RBS ADSs on completing the necessary formalities. It is expected that an application will be made to list the new RBS ADSs on the NYSE.

Persons who elect to exchange their New RBS Shares for RBS ADSs will be required to pay stamp duty reserve tax and any other taxes or other costs associated with the exchange of New RBS Shares for RBS ADSs.

Euronext listing

In addition, RBS intends to list the New RBS Shares on Eurolist by Euronext Amsterdam N.V. If practicable, RBS will apply for such listing prior to the completion of the proposed Offer.

APPENDIX II

PRE-CONDITIONS TO THE PROPOSED OFFER

•

The preliminary ruling of the Dutch Enterprise Chamber that the consummation of the Bank of America Agreement should be subject to ABN AMRO shareholder approval has been upheld or otherwise remains in force, whether or not pursuant to any decision of the Dutch Supreme Court, or of any other judicial body, and ABN AMRO shareholders have failed to approve the Bank of America Agreement by the requisite vote at the ABN AMRO EGM.

•	There has been no material adverse change in respect of ABN AMRO, Fortis, RBS or Santander (excluding any material adverse change resulting from the LaSalle Situation).

•

All necessary notifications, filings, submissions and applications required to make the proposed Offer have been made and all authorisations and relief required to make the proposed Offer have been obtained.

•	All requisite employee consultations and information procedures with trade unions and other employee representative bodies of Fortis and, insofar as applicable, ABN AMRO have been completed.

The pre-conditions to the proposed Offer are for the benefit of the Banks and, to the extent permitted, may be waived by the Banks (either in whole or in part) at any time prior to the commencement of the proposed Offer. Notice of any such waiver shall be given in the manner prescribed by applicable law.

APPENDIX III

PROPOSED OFFER CONDITIONS

•	ABN AMRO shareholders have failed to approve the Bank of America Agreement by the requisite vote at the ABN AMRO EGM convened for that purpose.

•	At least 80% of the issued and outstanding ordinary shares of ABN AMRO on a fully diluted basis have been tendered into the proposed Offer and not withdrawn or are otherwise held by the Banks.

•	There has been no material adverse change in respect of ABN AMRO, Fortis, RBS or Santander (excluding any material adverse change resulting from the LaSalle Situation).

•

Other than the LaSalle Situation, no litigation or other legal, governmental or regulatory proceedings or investigations by a third party (including any regulatory body or governmental authority) have been instituted or threatened or are continuing and no judgement, settlement, decree or other agreement relating to litigation or other legal, governmental or regulatory proceedings or investigations instituted by a third party (including any regulatory body or governmental authority) shall be in effect which might, individually or in aggregate, reasonably be expected to materially and adversely affect ABN AMRO, RFS Holdings or any Bank or any of their respective affiliates.

•

All necessary notifications, filings, submissions and applications in connection with the proposed Offer have been made and all authorisations and consents in connection with the proposed Offer have been obtained in a form satisfactory to the Banks and all relevant waiting periods have expired and all mandatory or appropriate regulatory and competition approvals, insofar as required for settlement of the proposed Offer, of domestic and international regulatory authorities have been obtained in a form satisfactory to the Banks.

•

The registration statement on Form F-4 and any registration statement on Form F-6 filed with the SEC in conjunction with the proposed Offer for registration of the securities being offered under the proposed Offer has become effective, no stop order has been issued or proceedings for suspension of its effectiveness initiated by the SEC.

•

No notification has been received by any of the Banks from their respective home regulators that there is likely to be a material and adverse change in the supervisory, reporting or regulatory capital arrangements that will apply to ABN AMRO or any of the Banks.

•	Confirmation has been obtained that the New RBS Shares will be admitted to the Official List and admitted to trading on the LSE’s main market for listed securities.

•	The general meetings of shareholders of the Banks have passed all agreed or required resolutions.

•

Other than entry into of the Purchase and Sale Agreement dated as of April 22, 2007 between Bank of America and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A., no member of the ABN AMRO Group has entered into, or completed any transaction, involving the sale, repurchase, redemption or issue by ABN AMRO or its affiliates to third parties of any shares in its own share capital (or securities convertible or exchangeable into shares or options to subscribe for any of the foregoing), or involving the sale of a material part of its business or assets, and no member of the ABN AMRO Group has entered into, varied or terminated any material contract outside the ordinary course of business or given any undertaking to do any of the foregoing. ABN AMRO has also not approved or declared any dividend nor has ABN AMRO made any payment of such dividend, except in the normal course of business and consistent with past practice.

•	All requisite employee consultations and information procedures with trade unions and other employee representative bodies of Fortis and, insofar as applicable, ABN AMRO have been completed.

The conditions to the proposed Offer are for the benefit of the Banks and, to the extent permitted, may be waived by the Banks (either in whole or in part) at any time prior to the expiration of the proposed Offer. Notice of any such waiver shall be given in the manner prescribed by applicable law.

In order to enable the Banks to make the proposed Offer and post Offer documentation before the Dutch Supreme Court, or any other relevant judicial body, as the case may be, has issued its decision, the Banks reserve the right to make their proposed Offer conditional on the preliminary ruling of the Dutch Enterprise Chamber being upheld or otherwise remaining in force, or on a final court decision having been taken that it is a legal requirement that the Bank of America Agreement must be approved by ABN AMRO shareholders by the requisite vote at the ABN AMRO EGM.

APPENDIX IV

SOURCES AND BASES

Save as otherwise stated, the following constitute the sources and bases of certain information referred to in this announcement:

1.	The values placed on the entire issued ordinary share capital of ABN AMRO by the Banks’ proposed Offer and Barclays’ proposed offer are based on 1,852,448,094 ABN AMRO Ordinary Shares (as at 18 April 2007 and derived from the announcement by ABN AMRO and Barclays on 23 April 2007) and on the price of Barclays ordinary shares of 712.5p at the close of business on 24 April 2007, the day before the Banks first announced details of their proposals including a price indication, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007.

2.	The reference to significant and sustained future incremental earnings growth for shareholders of the Banks is not intended, nor should it be construed, as a profit forecast or be interpreted to mean that ABN AMRO’s or the Banks’ respective earnings per share for the current or future financial years will necessarily match or exceed the historical published respective earnings per share of ABN AMRO or the Banks.

3.	The exchange rate used in this announcement is €1.00:£0.6780 as published in the Financial Times on 26 May 2007, or, where the context so requires, €1.00:£0.6802 as published in the Financial Times on 25 April 2007.

4.	The financial information relating to Fortis has been extracted from its consolidated audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements for the relevant periods as published by Fortis, all of which are prepared in accordance with IFRS.

5.	The financial information relating to RBS has been extracted from its consolidated audited annual accounts for the years to which such information relates and the interim unaudited financial statements for the relevant periods as published by RBS, all of which are prepared in accordance with IFRS.

6.	The financial information relating to Santander has been extracted from its consolidated audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements for the relevant periods as published by Santander, all of which are prepared in accordance with IFRS.

7.	The financial information relating to ABN AMRO has been extracted from its consolidated audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements for the relevant periods as published by ABN AMRO for the relevant periods, all of which are prepared in accordance with IFRS. None of the Banks accepts responsibility for the accuracy or completeness of such information.

8.	The total promised and delivered synergies in the Generale Bank transaction are derived from the Fortis Investor Day Presentation published on 2 October 2003.

9.	The total promised and delivered synergies in the acquisition of NatWest by RBS are derived from the RBS 2002 annual results presentation.

10.	The total promised and delivered synergies in the acquisition of Abbey by Santander are derived from the announcement of the acquisition of Abbey National plc by Santander published on 26 July 2004, and the Abbey Results Presentation of 1 February 2007.

11.	The profit before tax figures for the businesses being acquired by each of the Banks under the proposed Offer, as set out on page 9, are based on estimates prepared by the management of each of the Banks. In the preparation of these estimates the Banks have taken account of the profit before tax reported for each of ABN AMRO’s divisions, as set out in ABN AMRO’s 2006 Annual Report & Accounts, and have made adjustments including but not limited to:

a.	The figures have been taken from ABN AMRO’s stated figures before consolidation of private equity and excluding discontinued businesses.

b.	The figures have been adjusted for certain restructuring costs and other one-off or non-recurring items, as stated by ABN AMRO in its 2006 Annual Report & Accounts and preliminary financial results for the 2006 financial year (published on 8 February 2007).

c.	The figures exclude purchase accounting adjustments relating to Antonveneta, amounting to €(336) million before tax.

d.	The figures have been adjusted to reflect certain of the differences between the Business Unit (“BU”) definitions in ABN AMRO’s 2006 Annual Report and Accounts and the planned division of ABN AMRO’s businesses following reorganisation. These adjustments include the Banks’ estimates of the profit before tax achieved by certain operations including the former Wholesale Clients division (as defined by ABN AMRO in the 2005 Annual Report) operations within BU Netherlands and Interbank. The Banks’ estimates are not audited and may not be accurate. The profit before tax figures have not been adjusted for certain other such differences due to the unavailability of public information, including in respect of profits derived from corporate clients within BU Latin America excluding Brazil.

e.	Adjustments to ABN AMRO’s reported figures in respect of non-recurring, non-operating and similar items have been made based on assumptions and estimates made by the Banks. These estimates are not audited and may not be accurate or comprehensive.

APPENDIX V

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

“ABN AMRO”	ABN AMRO Holding N.V.

“ABN AMRO ADS”	an American Depositary Share of ABN AMRO, evidenced by an American depositary receipt, each representing one ABN AMRO Ordinary Share

“ABN AMRO EGM”	the extraordinary general meeting of ABN AMRO shareholders to be convened for the purposes of considering the Bank of America Agreement

“ABN AMRO Group”	ABN AMRO and its subsidiaries and subsidiary undertakings

“ABN AMRO Ordinary Share”	an ordinary share in the capital of ABN AMRO, nominal value €0.56 per share (including such shares underlying ABN AMRO ADSs)

“ABN AMRO Share”	an ABN AMRO Ordinary Share or an ABN AMRO ADS

“ADR”	an American Depositary Receipt

“ADS”	an American Depositary Share evidenced by an American depositary receipt

“AFM”	The Netherlands Financial Markets Authority (Autoriteit Financiële Markten)

“AUM”	assets under management

“Bank of America”	Bank of America Corporation

“Bank of America Agreement”	the Purchase and Sale Agreement, dated as of April 22, 2007, between Bank of America and ABN AMRO Bank N.V. in respect of ABN AMRO North America Holding Company, the holding company for LaSalle Bank Corporation, including the subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A., including any amendment thereto

“Banks”	Fortis, RBS and Santander

“Barclays”	Barclays Bank plc

“BFIC”	Banking, Finance and Insurance Commission (Belgium)

“Boards”	the Supervisory and Managing Boards of ABN AMRO, unless otherwise specified in the text

“CBFA”	Commission Bancaire Financière et des Assurances

“Citizens”	Citizens Financial Group, Inc., a wholly-owned subsidiary of RBS

“Convertible Financing Preference Shares”	the convertible financing preference shares in the capital of ABN AMRO with a nominal value of €0.56 each, which are evidenced by depositary receipts

“Decree”	Dutch Decree on the Supervision of the Securities Trade 1995

“DNB”	De Nederlandsche Bank

“EPS”	earnings per share

“Formerly Convertible Preference Shares”	the (formerly convertible) preference shares in the capital of ABN AMRO with a nominal value of €2.24 each

“Fortis”	Fortis N.V. and Fortis SA/NV

“FSA”	UK Financial Services Authority

“LaSalle”	LaSalle Bank Corporation, a wholly-owned subsidiary of ABN AMRO North America Holding Company, or, where the context so requires, ABN AMRO North America Holding Company and its subsidiaries from time to time

“LaSalle Situation”	any proceedings, claims or actions asserted against ABN AMRO (or any member of the ABN AMRO Group) by Bank of America or any of its affiliates, in each case to the extent arising out of or related to the Bank of America Agreement

“LSE”	London Stock Exchange plc

“Merrill Lynch”	Merrill Lynch International

“New RBS Shares”	the new ordinary shares to be issued by RBS as part of the consideration in the proposed Offer

“NYSE”	the New York Stock Exchange operated by NYSE Group, Inc.

“Offer”	the proposed offer to be made by RFS Holdings for all of the issued and to be issued ABN AMRO Shares

“Official List”	the Official List maintained by the FSA

“Options”	the options or awards held under ABN AMRO share option schemes entitling holders to receive ABN AMRO Shares

“RBS”	The Royal Bank of Scotland Group plc

“RBS ADS”	an American Depositary Share issued by RBS, evidenced by an American depositary receipt, each representing such number of RBS Shares as will be designated in the deposit agreement once entered into.

“RBS Share”	an ordinary share in the capital of RBS

“RFS Holdings”	RFS Holdings B.V., a special purpose vehicle company incorporated in the Netherlands through which the Banks will make the proposed Offer

“Santander”	Banco Santander Central Hispano, S.A.

“SEC”	US Securities and Exchange Commission

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland and its dependent territories

“UKLA”	UK Listing Authority

“US” or “United States”	the United States of America (including the states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction